June 30, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-0505

Re:	Corsair Opportunity Fund
Registration Statement on Form N-2
(811-22978)

Ladies and Gentlemen:

On behalf of Corsair Opportunity Fund (the “Fund”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund’s Notification of Registration on Form N-8A, and pursuant to the 1940 Act and the Securities Act of 1933, as amended (the “1933 Act”), the Fund’s Registration Statement on Form N-2 (the “Registration Statement”). The applicable filing fee covering the shares of beneficial interest of the Fund (“Shares”) being registered under the 1933 Act has been separately transmitted to the Commission.

The Registration Statement does not include certain agreements, financial statements and other documents that are required by Form N-2 to be contained in the Registration Statement. These materials will be included in a pre-effective amendment to the Registration Statement that the Fund intends to file in the near future.

The Fund is seeking to commence its initial offering of Shares on or about August 31, 2014. Accordingly, we would appreciate every effort the staff of the Commission could make so as to enable the Registration Statement to be declared effective on or before August 20, 2014.

1177 Avenue of the Americas  New York NY 10036-2714  Phone 212.715.9100  Fax 212.715.8000
990 Marsh Road  Menlo Park CA 94025-1949  Phone 650.752.1700  Fax 650.752.1800
47 Avenue Hoche  75008 Paris France  Phone (33-1) 44 09 46 00  Fax (33-1) 44 09 46 01
www.kramerlevin.com

Securities and Exchange Commission
June 30, 2014

In an effort to help expedite your review, we note that the Fund is similar to ACAP Strategic Fund (File No. 811-22312).

Please call me at 212-715-9522 with any comments on the Registration Statement or if you have any questions regarding this filing. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George. M. Silfen

George M. Silfen